Jay S. Benet Vice Chairman and Chief Financial Officer The Travelers Companies, Inc. One Tower Square-2MS Hartford, CT 06183 (860) 277-7580 (860) 277-8136 (fax) JSBenet@travelers.com

June 30, 2009

VIA EDGAR AND COURIER

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Travelers Companies, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 1-10898

Dear Mr. Rosenberg:

This letter is in response to the follow-up letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 16, 2009, concerning The Travelers Companies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, as referenced above (the “Annual Report”).  For the Staff’s convenience, we set forth the Staff’s comments (displayed in bold) and our responses below.

1.     Please refer to your response to comment one and provide us your analysis regarding the applicability of FIN 46(R) to your agreement with LongPoint Re Ltd including whether or not LongPoint Re is a variable interest entity and if so, why you are not the primary beneficiary.  If you conclude that LongPoint Re is a variable interest entity that you are not required to consolidate, include the disclosures of off-balance sheet arrangements required by Item 303(a)(4) of Regulation S-K and revise your disclosure to address these items:

MD&A

•      Discuss the nature of your variable interest in LongPoint Re and how you determined that you are not the primary beneficiary under FIN 46(R);

•      Discuss the categories and rating of assets LongPoint holds;

•      Disclose the weighted-average life of such assets;

•      Discuss in detail your obligations under the agreement with LongPoint Re;

•      Address the scenarios where you would have to consolidate LongPoint and your expectation of the likelihood of such consolidation;

•      Discuss the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of LongPoint;

•      Address the risk of losing your risk transfer protection under the reinsurance agreement with LongPoint Re in the event of a default by the guarantor of the trust parallel with a decrease in the value of the trust assets; and

•      Discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources.  In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the LongPoint Re ltd.

Notes to Financial Statements

•      Revise your notes to financial statements to provide the disclosures required by paragraph 24(c) of FIN 46R of your maximum exposure to loss as a result of your involvement with LongPoint Re.

*              *              *              *              *

1.     Please refer to your response to comment one and provide us your analysis regarding the applicability of FIN 46(R) to your agreement with LongPoint Re Ltd including whether or not LongPoint Re is a variable interest entity and if so, why you are not the primary beneficiary.  If you conclude that LongPoint Re is a variable interest entity that you are not required to consolidate, include the disclosures of off-balance sheet arrangements required by Item 303(a)(4) of Regulation S-K and revise your disclosure to address these items:

The Company respectfully advises the Staff that, for the reasons discussed below, the Company concluded that, while Longpoint Re Ltd. (“Longpoint Re”) is a variable interest entity, the Company does not have a variable interest in Longpoint Re.  In addition, as explained more fully below, the Company does not believe that its arrangement with Longpoint Re constitutes an “off-balance sheet arrangement” within the meaning of Item 303(a)(4)(ii) of Regulation S-K.

As discussed on page 22 of the Company’s Annual Report, the Company agreed to obtain reinsurance under a catastrophe bond program by entering into one or more reinsurance agreements with Longpoint Re, a newly formed independent Cayman Islands insurance company.  All shares of Longpoint Re are held by its administrator, which is an independent entity that is unaffiliated with the Company, in trust for the benefit of one or more Cayman Islands charities.  Longpoint Re is governed by a board of directors that was initially selected by the Cayman Islands counsel to Longpoint Re and is thereafter appointed by the administrator.  In that regard, the Company does not:

(i)            own any shares of Longpoint Re, directly or indirectly,

(ii)           have a management agreement with Longpoint Re, or

(iii)          have the right, directly or indirectly, to appoint any of Longpoint Re’s directors.

Over the term of the reinsurance agreement between the Company and Longpoint Re, the Company will pay Longpoint Re total premiums of approximately $83.6 million to purchase $500 million of reinsurance coverage for losses that the Company may incur as a result of certain hurricane events in the Northeast United States over a three-year period beginning in May 2007.  The $500 million of reinsurance protection is secured by a combination of assets held in a trust and a total return swap between Longpoint Re and Goldman Sachs International (“GSI”) that is guaranteed by The Goldman Sachs Group, Inc. (“Goldman Sachs”).  The assets in the trust were purchased from the proceeds of the sale of Longpoint Re’s variable-rate notes.  These assets support Longpoint Re’s contingent obligations under the reinsurance agreements.

At the time the reinsurance agreement was entered into with Longpoint Re, the Company evaluated the applicability of FASB Interpretation No. 46R (“FIN 46R”), Consolidation of Variable Interest Entities, and considered the following two issues as described in FIN 46R:

(i)            Does the arrangement with Longpoint Re create a variable interest entity, and

(ii)           If so, does the Company have a variable interest in Longpoint Re?

Does the Arrangement with Longpoint Re Create a Variable Interest Entity?

An entity is considered a variable interest entity if any of the five characteristics discussed in paragraph 5 a, b, and c of FIN 46R exists.  When any of the characteristics are present, the variable interest accounting model described in FIN 46R should be applied instead of the voting interest model (i.e., the determination of control based on percentage of ownership and voting rights).

The characteristics in paragraph 5 are summarized as follows:

Characteristic 1 — The entity is thinly capitalized.  Traditionally, it has been presumed that the equity provided by residual equity holders is sufficient to support an entity’s operations.  If the equity is not sufficient, the voting rights attributed to the entity’s equity holders (i.e., under the voting interest model) is not the only factor that should be considered in a determination of who should consolidate the entity.

Characteristic 2 - Residual equity holders do not control the entity.  The voting interest model should not be applied if the residual equity holders cannot control the entity’s destiny.

Characteristics 3 & 4 — Equity holders are shielded from economic losses or do not participate fully in an entity’s residual economics.  Residual equity holders generally enjoy the rewards of owning an entity, but also are exposed to the risks of ownership.  However, there may be other contractual arrangements that shield equity holders from losses associated with the entity’s predominant risk or that either cap the return on equity or allow the returns to be shared with other parties.  When such arrangements exist, an enterprise should not use the voting interest model to decide which party consolidates the entity.

Characteristic 5 — The entity was established with non-substantive voting interests.  FIN 46R includes an anti-abuse clause that prevents the sponsor of an entity from structuring or organizing it in a way that allows the sponsor to avoid consolidation under the voting interest model.  The anti-abuse clause requires a two-part test.  First, an enterprise must determine if the distribution of economic benefits generated by an entity is proportionate to equity ownership and voting rights.  If they are not proportionate, the enterprise must determine whether substantially all of the entity’s activities are conducted on behalf of a party that has voting rights disproportionately low relative to its economic interest.  When both conditions exist (i.e., the distribution of economic benefits is disproportionate to equity ownership/voting rights and substantially all of the entity’s activities are on behalf of a party with disproportionately low voting rights), the entity is deemed a variable interest entity and is subject to FIN 46R.

The Company concluded that Longpoint Re is a variable interest entity, because:

(1)   Longpoint Re was thinly capitalized (characteristic 1 above); and

(2)   The distribution of the economic rights is disproportionate to the ownership rights because the economic risks and rights are held almost entirely by the investors in the variable-rate notes and not the equity holders (the shares held in trust for various charities) (characteristic 5 above).

Does the Company Have a Variable Interest in Longpoint Re?

Having reached the conclusion that Longpoint Re was a variable interest entity, the Company then considered whether the Company’s agreement with Longpoint Re was a variable interest.

Because the Company participated in the design of Longpoint Re, the determination of whether Longpoint Re was a variable interest entity was made at the time the arrangement was entered into as required by paragraph 6 of FIN 46R.  Paragraph 6 states:

The investments or other interests that will absorb portions of a variable interest entity’s expected losses or receive portions of the entity’s expected residual returns are called variable interests.  The initial determination of whether an entity is a variable interest entity shall be made on the date at which an enterprise becomes involved with the entity.  That determination shall be based on the circumstances on that date including future changes that are required in existing governing documents and existing contractual arrangements.  An enterprise is not required to determine whether an entity with which it is involved is a variable interest entity if it is apparent that the enterprise’s interest would not be a significant variable interest and if the enterprise, its related parties, and its de facto agents (as described in paragraph 16) did not participate significantly in the design or redesign of the entity.

Under FIN 46R, a company has a variable interest if it has “investments or other interests that will absorb portions of a variable interest entity’s expected losses or receive portions of the entity’s expected residual returns.”  In applying this definition, the Company concluded that it did not have a variable interest in Longpoint Re due to the following:

•      The Company’s interest in Longpoint Re is the result of the reinsurance agreement whereby the Company pays a reinsurance premium to Longpoint Re to transfer the Company’s insurance risks as described in the reinsurance agreement.

•      Longpoint Re is independently managed by a third party administrator pursuant to a contract, and the Company has no direct or indirect control over Longpoint Re’s operations; and

•      The Company has no equity or residual interests in Longpoint Re and does not absorb any of Longpoint Re’s expected losses or receive any portion of Longpoint Re’s expected residual returns.  While the reinsurance agreement creates variability in Longpoint Re’s returns, the variability is absorbed almost entirely by the investors in the variable-rate notes, not by the Company, and residual amounts, if any, are absorbed by the equity holders.

In summary, the Company concluded that Longpoint Re was a variable interest entity but that the Company did not have a variable interest in Longpoint Re.  The Company determined that its arrangement with Longpoint Re involved the transfer of insurance risk and was appropriately accounted for under Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts (“FAS 113”).

As described in the Company’s letter to the Staff dated April 24, 2009, the reinsurance agreement between Longpoint Re and the Company is a dual-trigger property and casualty contract as that term is defined in Statement of Financial Accounting Standards No. 133 Implementation Issue No. B26, Embedded Derivatives:  Dual-Trigger Property and Casualty Insurance Contracts.  As such, the agreement is outside the scope of FAS 133, Accounting for Derivatives and Hedging Activities (“FAS 133”), and instead is accounted for as reinsurance under FAS 113.  As required by FAS 113, the Company evaluated the reinsurance agreement with Longpoint Re for risk transfer at the time the contract was entered into and concluded that the agreement provided for the necessary risk transfer to qualify for reinsurance accounting.

If you conclude that LongPoint Re is a variable interest entity that you are not required to consolidate, include the disclosures of off-balance sheet arrangements required by Item 303(a)(4) of Regulation S-K and revise your disclosure to address these items:

As described in Item 303(a)(4)(ii) of Regulation S-K, the term “off-balance sheet arrangements” as used in paragraph (a)(4) means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the registrant is a party, under which the registrant has:

(A)   Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”), as may be modified or supplemented, and that is not excluded from the initial recognition and measurement provisions of FIN 45 pursuant to paragraphs 6 or 7 of that Interpretation;

(B)   A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(C)   Any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, except that it is both indexed to the registrant’s own stock and classified in stockholders’ equity in the registrant’s statement of financial position, and therefore excluded from the scope of FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, pursuant to paragraph 11(a) of that Statement, as may be modified or supplemented; or

(D)   Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities), in an unconsolidated entity that is held by, and material to, the registrant, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the registrant.

The Catastrophe Bond Program with Longpoint Re provides a mechanism for transferring insurance risk to Longpoint Re and, in turn, to the investors in Longpoint Re’s variable-rate notes and does not involve any of the types of arrangements described in items (A) through (D) above.  Accordingly, the Company concluded that the disclosure requirements in Item 303(a) (4) for off-balance sheet arrangements are not applicable to its arrangement with Longpoint Re.

MD&A

•                  Discuss the nature of your variable interest in LongPoint Re and how you determined that you are not the primary beneficiary under FIN 46(R);

In order for the Company to be considered the primary beneficiary of Longpoint Re, the Company must first have a variable interest in Longpoint Re.  As discussed above, the Company concluded that it does not have a variable interest in Longpoint Re and, therefore, is not the primary beneficiary.  Additionally, the Company concluded that the arrangement with Longpoint Re involved the transfer of insurance risk and was appropriately accounted for as reinsurance under FAS 113.  Accordingly, the Company does not believe that it would be appropriate to provide disclosures related to how the Company determined that it is not the primary beneficiary under FIN 46R.

•                  Discuss the categories and rating of assets LongPoint holds;

Longpoint Re is required to deposit the proceeds from the sale of any series of its variable-rate notes into a trust.  Such proceeds are required to be invested and reinvested in specified types of investments described in the trust agreement (“Permitted Investments”) in accordance with GSI’s instructions.  Under the swap agreement between Longpoint Re and GSI, in the event that there is a realized investment loss on the Permitted Investments owned by the trust, GSI will pay to the trustee an amount equal to such realized investment loss for deposit into the trust.  At the end of May 2009, the trust held the following assets with the respective ratings as reported by the custodian and GSI:

		Rating
Investment	Fair Value	S&P/MDY
Regional Aircraft Securitization	$38,327,546	A/Aa3
Securitization of Life Reserves	141,900,000	AAA/Aa2
Citigroup variable rate notes I	101,021,000	AAA/Aaa
Citigroup variable rate notes II	116,160,350	AAA/Aaa
Cash	6,894,364
Trust account total	404,303,260
Goldman Sachs Total Return Swap	95,696,740	Unrated	*
Total asset value	$500,000,000

*Swap is guaranteed by Goldman Sachs.  The credit rating of Goldman Sachs long-term debt is A/A1.

The assets in the preceding table are held in trust to satisfy the contingent obligations of Longpoint Re to the Company under the reinsurance agreement and, only after fulfillment of such obligations, to make payments to the investors of the variable-rate notes.  While the categories and rating of these investments could impact the credit risk that the Company has as a result of the reinsurance agreement with Longpoint Re, the investments are not the assets of the Company and any net realized losses relating to such investments are protected by the total return swap between Longpoint Re and GSI, with a guarantee on the swap provided by Goldman Sachs.  Accordingly, the Company believes that, consistent with its current disclosure on page 22 of the Annual Report, it is more appropriate to disclose the estimated fair value of the assets held in the trust and the fact that Longpoint Re’s obligations to the Company under the reinsurance agreement are secured by a combination of the assets held by the trust and the total return swap entered into between Longpoint Re and GSI.  As discussed in greater detail above, the Company concluded that its arrangement with Longpoint Re is appropriately characterized as a reinsurance arrangement and believes that it already has detailed discussions in the Annual Report regarding its reinsurance arrangements.

The Company intends to supplement in future annual reports the disclosure provided on page 22 of its Annual Report that describes the terms of the reinsurance agreement with Longpoint Re.  The second paragraph on page 22 of the Annual Report will be expanded to address the credit risk associated with collecting amounts from Longpoint Re for an insured event by including disclosure substantially similar to the following (additional disclosure is highlighted with underlining; deleted wording in [brackets]):

As with any reinsurance agreement, there is credit risk associated with collecting amounts due from reinsurers.  This risk is mitigated under the Catastrophe Bond Program by securing [T]the $500 million limit [is secured] with a combination of assets held in a trust and a Total Return Swap with Goldman Sachs International that is guaranteed by the Goldman Sachs Group, Inc. (Goldman Sachs).  The value of the trust assets at December 31, 2008…..

•                  Disclose the weighted-average life of such assets;

The weighted average life of the assets owned by the trust at May 31, 2009 was 9.96 years.  For the reasons discussed in the immediately preceding paragraph, however, the Company does not believe it would be appropriate to disclose  the weighted average life of the assets owned by the Longpoint Re trust in the Company’s future periodic reports.

•                  Discuss in detail your obligations under the agreement with LongPoint Re;

Other than the obligation to pay reinsurance premiums to Longpoint Re for the coverage provided by the reinsurance agreement, the Company has no other significant obligations to Longpoint Re or its investors.  The Company will clarify in its future Annual Reports that it is required to pay reinsurance premiums to Longpoint Re for the catastrophe coverage provided under the reinsurance agreement.

In future annual reports, the Company will expand the disclosure contained in the first paragraph on page 22 of its Annual Report to address the Company’s obligation to pay reinsurance premiums to Longpoint Re and will include disclosure substantially similar to the following (additional disclosure highlighted with underlining):

…In connection with the offering, the Company and Longpoint Re entered into a three-year reinsurance agreement providing up to $500 million of reinsurance from losses resulting from certain hurricane events in the Northeast United States.  Under the terms of the reinsurance agreement, the Company is obligated to pay annual reinsurance premiums to Longpoint Re for the reinsurance coverage.  The reinsurance agreement entered into by the Company…..

•                  Address the scenarios where you would have to consolidate LongPoint and your expectation of the likelihood of such consolidation;

There are no scenarios under which the actions of a third party (e.g., the investors in Longpoint Re’s variable-rate notes) would result in the Company having to consolidate Longpoint Re.  The only scenario whereby the Company would have to consolidate Longpoint Re is if the Company on its own volition were to purchase the variable-rate notes from Longpoint Re’s investors.  There is virtually no likelihood of this scenario occurring as the purchase would result in the Company re-acquiring some or all of the insurance risk that Longpoint Re originally transferred to its variable-rate note investors.  Accordingly, the Company does not believe that the disclosure of this scenario in its periodic reports would be appropriate.

•                  Discuss the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of LongPoint;

There are no typical triggers under which the Company would be required to reconsider whether it is the primary beneficiary of Longpoint Re. The Company would only be required to consider whether it was the primary beneficiary of Longpoint Re if there was a change in the relationship with Longpoint Re that resulted in the Company holding a variable interest in Longpoint Re.  For example, the Company would be considered to hold a variable interest in Longpoint Re in the highly unlikely scenario of it purchasing some or all of Longpoint Re’s outstanding variable-rate notes as described above.  The purchase of Longpoint Re’s outstanding variable-rate notes would reduce or eliminate the economic benefits of the catastrophe bond program as the Company would be re-acquiring some or all of the insurance risk that was previously transferred to investors.  As such, this highly unlikely scenario would require the Company to consider whether it is the primary beneficiary.

As noted above, there is virtually no likelihood that the Company would pursue any transaction that would result in the Company acquiring a variable interest in and becoming the primary beneficiary of Longpoint Re.  Accordingly, the Company does not believe that including this type of disclosure in its future periodic reports would be appropriate.

•                  Address the risk of losing your risk transfer protection under the reinsurance agreement with LongPoint Re in the event of a default by the guarantor of the trust parallel with a decrease in the value of the trust assets;

By “guarantor of the trust”, we assume that Staff is referring to Goldman Sachs, as guarantor of the total return swap.  The impact of a default by the guarantor of the swap parallel with a decrease in the value of the trust assets would depend on whether the default by the guarantor (Goldman Sachs) resulted in a default by Longpoint Re relating to its obligations to the holders of the variable-rate notes or relating to its obligations to the Company for amounts due under the reinsurance agreement for an insured event(s). If a default by Goldman Sachs resulted in a default by Longpoint Re on its obligations to the holders of the variable-rate notes,  the Company would have no obligation to the investors and would not recognize a loss (the investors in the variable-rate notes would suffer a loss).

If a default by Goldman Sachs resulted in a default by Longpoint Re on its obligations to the Company for amounts due under the reinsurance agreement for an insured event, the Company would lose its reinsurance protection and would write-off the reinsurance recoverable from Longpoint Re, in accordance with FAS 113. For Longpoint Re to default on its obligations to the Company under the reinsurance agreement, the following three things would have to occur concurrently: (1) an insured event would have to occur to cause a payment to be due under the reinsurance agreement, (2) the value of the assets held by the trust would have to decrease to less than the amount payable under the reinsurance agreement, and (3) Goldman Sachs would have to default on the guarantee of the total return swap held by Longpoint Re.

The Company discusses the credit risk associated with reinsurance agreements generally in its discussion of Reinsurance Recoverables in the MD&A of the Company’s Annual Report, beginning on page 109.  This discussion includes a table listing the Company’s largest reinsurance recoverables by reinsurer.  As the agreement with Longpoint Re would only result in the Company having a reinsurance recoverable from Longpoint Re if an insured event occurred in the future, the Company believes this risk is already appropriately addressed in the Company’s description of the risk associated with collecting from reinsurers in Item 1A, Risk Factors on page 50, of the Company’s Annual Report.  Accordingly, the Company would not propose to add further discussion of the risk of losing reinsurance protections.

•                  Discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources.  In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the LongPoint Re Ltd.

The Company does not expect to realize a loss as a result of the arrangement with Longpoint Re due to the requirement for Longpoint Re to secure its obligation with the assets held in a trust and the total return swap between Longpoint Re and GSI, which is guaranteed by Goldman Sachs.  The Company is subject to credit risk from the reinsurance agreement with Longpoint Re just as it is with other reinsurers that secure their obligations with a trust agreement.  Such trust agreements are common in the insurance industry due to the insurance regulatory requirement to secure a reinsurance recoverable from an unauthorized reinsurer.

The Company discloses its reinsurance and catastrophe reinsurance in its Annual Report for the year ended December 31, 2008, in Item 1, Business (pages 20-23); its credit risk from reinsurers in Item 1A, Risk Factors (page 50); its exposure to credit risk from reinsurers in the Reinsurance Recoverable section of the MD&A (pages 109 and 110); its estimation of the amount due from reinsurers and estimated uncollectible amounts in the Critical Accounting Estimates section in the MD&A (page 142); and its accounting for reinsurance and monitoring of the financial condition of its reinsurers in note 5 to the financial statements (pages 197-209).  Accordingly, the Company would not propose to add further discussion in this regard.

Notes to Financial Statements

•                  Revise your notes to financial statements to provide the disclosures required by paragraph 24(c) of FIN 46R of your maximum exposure to loss as a result of your involvement with LongPoint Re.

Since the Company concluded that it did not have a variable interest in Longpoint Re as described above, none of the disclosure requirements in paragraph 24 of FIN 46R are applicable.  The disclosures required by this paragraph only apply when an enterprise holds a significant variable interest in a variable interest entity.  Accordingly, the Company does not believe the disclosures in paragraph 24(c) of FIN 46R would be appropriate.

The Company respectfully advises the Staff that, consistent with the Company’s treatment of the arrangement with Longpoint Re as a reinsurance agreement, the Company already discloses the catastrophe bond program with Longpoint Re as part of the Company’s general discussion regarding reinsurance arrangements entered into to manage the Company’s exposures to catastrophe losses as described above.  With respect to its Form 10-Q for the quarterly period ended March 31, 2009, the Company added supplemental disclosure of Reinsurance Recoverables in the Critical Accounting Estimates section of the MD&A, as described in the Company’s letter to the Staff dated April 24, 2009.  In addition, beginning with the Form 10-K for the fiscal year ending December 31, 2009, the Company will also include the supplemental disclosure in the description of the catastrophe bond program and its accounting policy footnote regarding reinsurance to clarify that the agreement with Longpoint Re is accounted for as reinsurance.  Finally, please note that the Company included additional disclosure in its Form 10-Q for the quarterly period ended March 31, 2009, regarding the replacement of certain assets by Goldman Sachs during the first quarter of 2009 in the trust held by Longpoint Re.  Since the assets held in trust are used to pay either Longpoint Re’s variable-rate note investors or reinsured losses if an insured event were to occur, this disclosure was provided to address the potential impact on the Company’s credit risk from Longpoint Re if an insured event were to occur.

*              *              *              *              *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the items discussed in this letter, please contact me at 860-277-7580 (facsimile: 860-277-8136).

Sincerely,

Jay S. Benet
Vice Chairman &
Chief Financial Officer

cc:  Richard P. Caporaso, KPMG